82-4341

03 DEC 10 AM 7:21



03045033

Rádio Gaúcha S.A.
**Financial Statements at
December 31, 2002 and 2001
and September 30, 2003 and 2002
and Report of Independent Accountants**

SUPPL


PRICEWATERHOUSE COOPERS

PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

To the Board of Directors and Stockholders
Rádio Gaúcha S.A.

1   We have audited the accompanying balance sheets of Rádio Gaúcha S.A. as of December 31,
     2002 and 2001, and the related statements of operations, of changes in stockholders' equity
     and of changes in financial position for the years then ended. These financial statements are
     the responsibility of the company's management. Our responsibility is to express an opinion on
     these financial statements.

2   We conducted our audits in accordance with Brazilian approved auditing standards which
     require that we perform the audit to obtain reasonable assurance about whether the financial
     statements are fairly presented in all material respects. Accordingly, our work included,
     among other procedures: (a) planning our audits taking into consideration the significance of
     balances, the volume of transactions and the accounting and internal control systems of the
     company, (b) examining, on a test basis, evidence and records supporting the amounts and
     disclosures in the financial statements, and (c) assessing the accounting principles used and
     significant estimates made by management, as well as evaluating the overall presentation of
     the financial statements.

3   In our opinion, the financial statements audited by us present fairly, in all material respects,
     the financial position of Rádio Gaúcha S.A. at December 31, 2002 and 2001, and the results of
     its operations, the changes in stockholders' equity and the changes in its financial position for
     the years then ended, in conformity with accounting practices adopted in Brazil.



Rádio Gaúcha S.A.

4   We have also reviewed the accompanying financial statements of Rádio Gaúcha S.A. as of and for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

5   We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

6   Based on our reviews, we are not aware of any material modifications that should be made to the financial statements mentioned in paragraph 4 for them to be in conformity with accounting practices adopted in Brazil.

Porto Alegre, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RS

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-7 "S" RS

3

Rádio Gaúcha S.A.

Balance Sheet
In thousands of Brazilian reais

Assets

	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current assets				
Cash and cash equivalents				12
Trade accounts receivable	2,388	2,252	2,184	2,327
Group companies (Note 4)		4,356	1,680	5,833
Inventories	117	102	101	89
Employees' loans	75	69	212	109
Prepaid income taxes		15	719	529
Other	28	153	98	188
	2,608	6,947	4,994	9,087
Long-term receivables				
Group companies (Note 4)	5,862	875	5,860	1,800
Judicial deposits and fiscal incentives	1,838		2,073	
	7,700	875	7,933	1,800
Permanent assets				
Investments	289	294	289	294
Property, plant and equipment (Note 5)	1,604	1,670	1,442	1,656
	1,893	1,964	1,731	1,950
Total assets	12,201	9,786	14,658	12,837

Liabilities and stockholders' equity

	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current liabilities				
Trade accounts payable	229	98	221	761
Loans	3	14	4	
Salaries and social security contributions	1,129	1,202	1,233	1,170
Provision for income taxes (Note 10 (b))	46	46	900	498
Other taxes payable	144	73	161	91
Commissions and bonuses payable	425	307	349	381
Deferred advertising revenue	406		101	77
Dividend proposed/payable	11	11	11	3
Other	258	143	179	133
	2,651	1,894	3,159	3,114
Long-term liabilities				
Deferred income taxes (Note 10 (b))	133	186	124	167
Provision for contingencies (Note 8)	117	27	101	33
	250	213	225	200
Stockholders' equity (Note 6)				
Capital	836	836	836	836
Capital reserve	552	552	552	552
Revenue reserve	168	168	168	168
Retained earnings	7,744	6,123	9,718	7,967
	9,300	7,679	11,274	9,523
Total liabilities and stockholders' equity	12,201	9,786	14,658	12,837

The accompanying notes are an integral part of these financial statements.

4

Rádio Gaúcha S.A.

Statement of Operations
In thousands of Brazilian reais, except per-share data

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003**	**2002**
			(Unaudited)	**(Unaudited)**
Operating revenues				
Advertising	20,834	17,433	15,443	15,304
Taxes on revenues	(737)	(645)	(545)	(529)
	20,097	16,788	14,898	14,775
Operating costs				
Personnel	(5,216)	(4,838)	(3,720)	(3,712)
Depreciation	(403)	(434)	(260)	(301)
Royalties (Note 1)	(663)	(563)	(488)	(488)
Other	(2,574)	(962)	(960)	(2,252)
	(8,856)	(6,797)	(5,428)	(6,753)
Gross profit	11,241	9,991	9,470	8,022
Operating income (expenses)				
Selling	(3,700)	(3,300)	(2,700)	(2,705)
General and administrative	(4,101)	(3,811)	(3,177)	(2,864)
Financial income	644	131	47	389
Financial expenses (Note 7)	(1)	45	(45)	(1)
Other, net	(60)	94	(2)	(19)
	(7,218)	(6,841)	(5,877)	(5,200)
Operating profit	4,023	3,150	3,593	2,822
Non-operating income (expenses), net	1	(20)	18	2
Income before taxes on income	4,024	3,130	3,611	2,824
Social contribution (Note 10 (a))	(346)	(305)	(328)	(252)
Income tax (Note 10 (a))	(555)	(664)	(812)	(398)
Net income for the year/period	3,123	2,161	2,471	2,174
Net income per share at the end of the year/period - R$	6.35	4.39	5.02	4.42

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

Statement of Changes in Stockholders' Equity
In thousands of Brazilian reais, except per-share data

	Capital	Capital reserve Fiscal incentives	Revenue reserve Legal reserve	Retained earnings	Total
At January 1, 2001	836	490	168	5,282	6,776
Fiscal incentive investments		62			62
Reversal of income taxes on the price-level restatement of stockholders' equity accounts				(150)	(150)
Interest on capital distributed to stockholders (R$ 0.72 per share) (Note 6 (b))				(355)	(355)
Net income for the year				2,161	2,161
Dividend distributed (R$ 1.66 per share) (Note 6 (a))				(815)	(815)
At December 31, 2001	836	552	168	6,123	7,679
Interest on capital distributed to stockholders (R$ 1.02 per share) (Note 6 (b))				(504)	(504)
Net income for the year				3,123	3,123
Dividend distributed (R$ 2.03 per share) (Note 6 (a))				(998)	(998)
At December 31, 2002	836	552	168	7,744	9,300

6

Rádio Gaúcha S.A.

Statement of Changes in Stockholders' Equity (continued)

In thousands of Brazilian reais, except per-share data

	Capital	Capital reserve Fiscal incentives	Revenue reserve Legal reserve	Retained earnings	Total
At January 1, 2003	836	552	168	7,744	9,300
Interest on capital distributed to stockholders (R$ 1.01 per share) (Note 6 (b)) (Unaudited)				(497)	(497)
Net income for the period (Unaudited)				2,471	2,471
At September 30, 2003 (Unaudited)	836	552	168	9,718	11,274
At January 1, 2002	836	552	168	6,123	7,679
Interest on capital distributed to stockholders (R$ 0.67 per share) (Note 6 (b)) (Unaudited)				(330)	(330)
Net income for the period (Unaudited)				2,174	2,174
At September 30, 2002 (Unaudited)	836	552	168	7,967	9,523

The accompanying notes are an integral part of these financial statements.

7

Rádio Gaúcha S.A.

Statement of Changes in Financial Position
In thousands of Brazilian reais

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003**	**2002**
			(Unaudited)	(Unaudited)
Financial resources were provided by:				
Net income for the year/period	3,123	2,161	2,471	2,174
Expenses (income) not affecting working capital:				
Deferred income taxes	(53)	(138)	(9)	(19)
Provision for contingencies	90	(11)	(16)	6
Depreciation	403	434	260	301
Net book value of permanent asset disposals	5	22		
Total funds provided	3,568	2,468	2,706	2.462
Financial resources were used for:				
Increase in long-term receivables	6,825	400	233	925
Property, plant and equipment	337	240	98	287
Distributed dividend	998	815		
Interest on capital distributed to stockholders	504	355	497	330
Total funds used	8,664	1,810	828	1,542
Increase (decrease) in working capital	(5,096)	658	1,878	920
Current assets				
At the end of the year/period	2,608	6,947	4,994	9,087
At the beginning of the year/period	6,947	7,587	2,608	6,947
	(4,339)	(640)	2,386	2,140
Current liabilities				
At the end of the year/period	2,651	1,894	3,159	3,114
At the beginning of the year/period	1,894	3,192	2,651	1,894
	757	(1,298)	508	1,220
Increase (decrease) in working capital	(5,096)	658	1,878	920

The accompanying notes are an integral part of these financial statements.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

1   Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in radio broadcasting.

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that, as from April 2002, foreign shareholders may own a maximum of 30% of the capital of radio broadcasting companies. Until that date, foreign shareholders were not allowed and Brazilian corporations could not own more than 30% of the capital, with no voting shares.

The Federal licenses required for the radio broadcasting activities are granted by government authorities and are approved by the Federal Congress. Moreover, radio broadcasting licenses are granted separately by location. The licenses are non-exclusive, expire after a predetermined time-limit (ten years) and are renewable upon application for a similar period. The company's current license expires in 2003, and the company has applied for renewal of its license, which is currently pending approval by the government authorities.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

---

2   Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity include restatement as from the date of origin.

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The Company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996 by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit arising from the restatement of stockholders' equity accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit.

3   Significant Accounting Policies

(a)   Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values.

Advertising revenue is recorded when the related broadcasting takes place.

Non-cash exchanges of advertising for services or goods are recorded at market value both in revenues and expenses.

(b)   Inventories

Inventories, basically spare parts, are stated at the average purchase cost, which is lower than replacement cost.

(c)   Permanent assets

These assets are stated at cost. Depreciation of property, plant and equipment is computed on the straight-line method at the rates shown in Note 5, which take into consideration the estimated useful lives of the assets.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

(d)   Income taxes

Income tax is calculated at the standard rate plus supplementary rate totaling 25%. Social contribution tax is calculated at the current rate of 9% applied to adjusted income before income tax. Deferred income taxes are calculated on temporary differences.

The tax legislation allows the company to record a tax credit related to the reimbursement of free electoral advertising. On April 10, 2001, the regulations for the reimbursements related to the 2000 elections were issued. Even though the company had already used a tax credit during 2000 (based on prior legislation), the new regulations resulted in a complement of the credit already used. This complement, together with the tax credit related to free electoral advertising broadcasted during the year 2002, totaled R$ 365 (December 31, 2001 - R$ 157; period ended September 30, 2003 - R$ 65; September 30, 2002 - R$ 272).

**(e)   Statements of operations, of changes in stockholders'
equity and of changes in financial position**

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

Rádio Gaúcha S.A.

Notes to the Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 (Unaudited)

In thousands of Brazilian reais, unless otherwise stated

4 Related Party Transactions and Balances

	December 31				September 30			
	2002		**2001**		**2003**		**2002**	
	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Accounts receivable - Group companies	887		1,680				2,081	
Zero Hora - Editora Jornalística S.A.								
Financial income				50				
Televisão Gaúcha S.A.								
Accounts receivable - Group companies	(1)							
Long-term receivables - Group companies	(2)							
General and administrative expense reimbursement		(630)		(502)		(511)		(490)
Teleparbs Participações S.A.								
Financial income				61				
RBS Participações S.A.								
Accounts receivable - Group companies	3,499		5,872		3,770			
Long-term receivables - Group companies	5,876							
Financial income		446		160				264
Other RBS Group companies								
Accounts receivable - Group companies	(29)		(12)		(18)			
Long-term receivables - Group companies	(12)							

13

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Up to December 31, 2002, the balances with RBS Participações S.A. bore interest at market rates. As from that date, these balances bear no interest.

(c) Balances with other related companies bear no interest.

(d) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

Rádio Gaúcha S.A.

Notes to the Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 (Unaudited)

In thousands of Brazilian reais, unless otherwise stated

5 Property, Plant and Equipment

			December 31		September 30		Annual depreciation rates - %
			2002	2001	2003	2002	
	Cost	Accumulated depreciation	Net	Net	Net	Net	
					(Unaudited)	(Unaudited)	
Land	419		419	419	419	419	
Buildings and structures	1,297	(879)	418	477	384	433	4 and 10
Installations	568	(524)	44	47	37	57	10 and 20
Machinery and equipment	6,363	(5,679)	684	630	513	690	20 and 25
Vehicles	320	(297)	23	69	73	32	33
Other	16		16	28	16	25	
	8,983	(7,379)	1,604	1,670	1,442	1,656	

15

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

6 Stockholders' Equity

(a)   Capital comprises 492,000 nominative common shares without par value. The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

In accordance with the company's by-laws, a statutory reserve for investments and working capital should be established based on appropriations of 10% of net income after appropriations to the legal reserve and the minimum annual dividend. The total of the legal and statutory reserves cannot exceed the amount of the company's capital. At December 31, 2002 and 2001, the board of directors decided not to make the appropriation related to the statutory reserve. The Annual General Meetings confirmed these decisions.

On August 6, 2001, the stockholders approved the distribution of an additional dividend related to 2000, amounting to R$ 301.

In November 2002 and December 2001, the company's board of directors decided to distribute dividends totaling R$ 998 and R$ 514 related to those years, respectively. These dividends, plus the interest on capital mentioned in item (b) below, exceeded the minimum annual dividend and were later approved at the respective Annual General Meetings.

(b)   Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves), calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and for social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as a prepayment of the minimum statutory dividend.

The company has taken this latter option and has charged the amount directly to retained earnings and treated it as an additional dividend distribution.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

(c)   The balance of retained earnings in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		September 30	
	2002	**2001**	**2003**	**2002**
			(Unaudited)	**(Unaudited)**
Balances per statutory financial statements	8,077	6,333	10,080	8,213
Adjustments arising from the constant currency accounting methodology	(258)	(193)	(298)	(227)
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	(75)	(17)	(64)	(19)
Balances in these financial statements	7,744	6,123	9,718	7,967

7   Financial Expenses

On December 31, 2002, financial expenses include a loss of R$ 1 (September 30, 2002 - R$ 1) from monetary variations on bank loans. The monetary variation amounts consider the differences between the inflation index used to prepare the constant currency financial statements, when applicable, and the index used to adjust local currency loans or the exchange rate variations on foreign currency loans. Allocation of monetary gains and losses is subject to estimates made by management.

8   Contingencies

(a)   The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

(b)   The company is the defendant in certain labor and tax suits. Provisions for contingencies related to the estimated probable losses have been recorded based on the opinions of external and in-house legal advisors.

9   Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev - Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from the Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are based on the basic contribution of the participants, at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The Sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2002 amounted to R$ 146 (December 31, 2001 - R$ 132; period ended September 30, 2003 - R$ 138; September 30, 2002 - R$ 107).

18

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

10 Social Contribution and Income Tax

(a) Reconciliation of income tax and social contribution

		December 31		September 30	
		2002	2001	2003	2002
				(Unaudited)	(Unaudited)
(I)	**Income tax**				
	Income before income tax	4,024	3,130	3,611	2,824
	Rate - %	25	25	25	25
		(1,006)	(783)	(903)	(706)
	Effects of permanent differences:				
	Non-deductible expenses	(31)	(54)	(27)	(22)
	Non-taxable income	33	3	20	45
	Credit for electoral advertising (Note 3 (d))	365	157	65	272
	Other	84	13	33	13
	As per statement of operations	(555)	(664)	(812)	(398)
(II)	**Social contribution**				
	Income before social contribution	4,024	3,130	3,611	2,824
	Rate - %	9	9	9	9
		(362)	(282)	(325)	(254)
	Effects of permanent differences:				
	Non-deductible expenses	(11)	(18)	(10)	(5)
	Non-taxable income	12	1	7	12
	Other	15	(6)		(5)
	As per statement of operations	(346)	(305)	(328)	(252)

Rádio Gaúcha S.A.

**Notes to the Financial Statements at December 31, 2002
and 2001 and September 30, 2003 and 2002 (Unaudited)**
In thousands of Brazilian reais, unless otherwise stated

(b)   Nature of balances

		December 31		September 30	
		2002	**2001**	**2003**	**2002**
				(Unaudited)	(Unaudited)
(I)	**Income tax**				
	Provision for income taxes - current	18	28	634	286
	Deferred income taxes				
	Monetary variations of permanent assets	127	156	116	131
	Other temporary differences	(29)	(19)	(25)	(8)
	Long-term liabilities	98	137	91	123
(II)	**Social contribution**				
	Provision for income taxes - current	28	18	266	212
	Deferred income taxes				
	Monetary variations of permanent assets	46	56	43	47
	Other temporary differences	(11)	(7)	(10)	(3)
	Long-term liabilities	35	49	33	44

*   *   *

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